EXHIBIT 77D
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POLICIES WITH RESPECT TO SECURITY INVESTMENTS:


Effective June 30, 2003, the Board of Trustees has approved the omission of the non-fundamental investment objective on page 2 of the Prospectus dated May 1, 2003 that reads "[w]e will normally own a maximum of 20 different stocks and no single stock will usually represent more than five percent of the Portfolio's total assets (on a cost basis)".